Exhibit 99.1

Check-Cap Ltd. Announces Closing of $7.5 Million Registered Direct Offering

ISFIYA, Israel, February 7, 2019 -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK) (NASDAQ: CHEKW), (NASDAQ: CHEKZ), a clinical-stage medical diagnostics company offering C-Scan®, the first and only preparation free capsule-based screening method for the prevention of colorectal cancer through the detection of precancerous polyps, today announced the closing of its previously announced registered direct offering with certain institutional investors for the purchase of 2,906,376 units, at a purchase price of $2.58 per unit. Each unit consisted of (i) one ordinary share (or ordinary share equivalent), and (ii) a warrant to purchase one half ordinary share. The warrants have a term of five years, are exercisable immediately and have an exercise price of $2.58 per ordinary share.

“This financing provides essential resources that we intend to deploy to advance our C-Scan® product towards regulatory approval in the U.S. while at the same time continuing our ongoing discussions with prospective strategic partners,” said Alex Ovadia, Chief Executive Officer of Check-Cap. “We are poised to initiate our U.S. pilot study after IRB approval. In parallel, our ongoing post CE approval study, if successful, should provide additional clinical validation of this potentially life-saving colon cancer screening and prevention technology.”

H.C. Wainwright & Co. acted as the exclusive placement agent for this offering.

The Company received approximately $7.5 million in gross proceeds from the offering. The Company intends to use the net proceeds from the offering to advance the ongoing clinical development of its C-Scan® system, and for general corporate purposes.

The securities were offered pursuant to a shelf registration statement (File No. 333-225789), which was declared effective by the United States Securities and Exchange Commission ("SEC") on July 16, 2018. A prospectus supplement and the accompanying prospectus relating to the securities were filed with the SEC on February 6, 2019 and is available on the SEC's website at http://www.sec.gov. Copies of the prospectus supplement and accompanying prospectus relating to the offering of the securities may also be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, New York, New York 10022, by emailing placements@hcwco.com or by calling 646-975-6996.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Check-Cap

Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, the first and only preparation-free capsule-based screening method for the prevention of colorectal cancer (CRC) through the detection of precancerous polyps. The patient-friendly test has the potential to increase screening adherence and reduce the overall incidence of CRC. The C-Scan® system utilizes an ultra-low dose X-ray capsule, an integrated positioning, control, and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon. C-Scan® is non-invasive and requires no preparation or sedation, allowing the patient to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility.

Legal Notice Regarding Forward-Looking Statements

This press release may contain forward-looking statements, about the Company's expectations, beliefs or intentions regarding, among other things, statements regarding the planned use of proceeds of the offering. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's Report on 6-K filed with the Securities and Exchange Commission (SEC) on February 4, 2019 the and other filings with the SEC. Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts

Jeremy Feffer
LifeSci Advisors, LLC
212.915.2568
jeremy@lifesciadvisors.com

Meirav Gomeh-Bauer (Israel)
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com

Media Contacts

Alison Chen
LifeSci Public Relations
646-876-4932
achen@lifescipublicrelations.com
Meirav Gomeh-Bauer (Israel)
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com